02 APR -9 AM 9:5?

Herald Resources Limited

ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

02028305

DATE: 9 APRIL 2002
EXEMPTION #82-4295

SUPPL

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Room 3045, STOP 3-4
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549
USA

By Fax: 1 202 942 9624 **2 pages follow**

Re: Rule 12g3-2(b) ***(82-4295)***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date

Herald Enters NSW Joint Venture Seeking Cadia – Ridgeway Style Mineralisation
dated 9 April 2002

Yours faithfully

M P Wright
Executive Director

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/9

Herald Resources Limited
ACN 008 672 071
ABN 15 008 672 071

Level 3
50 Colin Street
West Perth WA 6005

PO Box 893
West Perth
Western Australia 6872

Tel (08) 9322 2788
Fax (08) 9481 1669
Email hrl@herald.net.au
Web www.herald.net.au

9 April 2002

The Manager, Companies
The Australian Stock Exchange
Level 10
20 Bond Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021

Dear Sir

HERALD ENTERS NSW JOINT VENTURE SEEKING CADIA - RIDGEWAY STYLE MINERALISATION

Herald is pleased to announce that it has entered into a joint venture with unlisted Lach Drummond Resources Pty Ltd on Lach Drummond's Gulgong Project. The Gulgong Project comprises a 100 square km granted exploration licence EL5856 over predominantly freehold land surrounding the historic gold mining township of Gulgong about 100 km NNE of Orange in NSW.

Herald can earn 75% equity by spending a total of $5M over 6 years.

The Gulgong area has an historical production record of about ½ million ounces of gold. Herald believes the project presents an exciting opportunity for the discovery of Cadia – Ridgeway style porphyry related gold and copper deposits, high grade gold reefs and unmined gold deep leads.

The EL has been covered with high resolution aeromagnetics which have delineated a number of magnetic targets, believed to be representing buried porphyry intrusions. Herald's geophysical modelling has indicated that the anomaly sources are relatively close to surface and some of the anomalies are associated with surface expressions of gold/copper mineralisation. Very little drilling or in most cases no drilling at all has been directed at these magnetic targets.

In addition the Bells – Louisiana trend line, which is over 3 km long, represents a high grade gold reef target. Previous production has been minor, however, grades were in the ½ -1 oz (15-30g/t) range from 2-3 parallel quartz reefs. Previous drill testing of this trend line has been inadequate to properly test the full potential of this mineralisation.

There has been no serious recent prospecting for further deep gold leads. These are attractive additional targets because of their near surface location.

Access agreements have already been obtained for those properties that cover the main aeromagnetic – potential porphyry targets. Following some initial ground magnetic surveys to better locate the targets, it is intended that drill testing of the anomalies will be an early priority.

A minimum of $200,000 must be spent in the first 12 months. Once Herald has spent $2.5M, Lach Drummond has a once only opportunity to retain a 40% equity in the project by electing to contribute to 40% of future expenditure. Herald will then have acquired a 60% equity.

M P WRIGHT
Executive Director